150 N. Riverside Plaza Chicago, IL 60606

September 4, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Attention:	Ameen Hamady
Kristina Marrone
Division of Corporation Finance
Office of Real Estate and Construction

Re:	Hyatt Hotels Corporation
Form 10-K for the year ended December 31, 2024
Filed February 13, 2025
Form 8-K
Filed August 7, 2025
File No. 001-34521

Dear Mr. Hamady and Ms. Marrone:

Set forth below are the responses of Hyatt Hotels Corporation (“HHC” or the “Company”) to the comments contained in the letter dated August 20, 2025 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Comment Letter relates to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2024 (the “2024 Form 10-K”) and Current Report on Form 8-K filed on August 7, 2025 (the “Form 8-K”). For your convenience, the Staff’s comments are reproduced in bold type below and each Staff comment is followed by the Company’s response thereto. The paragraph numbers below correspond to the numbered paragraphs in the Comment Letter.

Form 10-K for the year ended December 31, 2024

Consolidated Statements of Income, page F-5

1.	Please present charges related to goodwill impairment in a separate line item in accordance with ASC 350-20-45-2.

Response:

In response to the Staff’s comment, in future filings, the Company will classify any future goodwill impairment charges, if material, within a separate financial statement line item on its consolidated statements of income in accordance with the guidance in ASC 350-20-45-2. The Company respectfully submits that the requested presentation would not materially change a user’s understanding of the Company’s results of operations for the year ended December 31, 2024, as it believes the nature and amount of the impairment charges are adequately disclosed on page F-44 in Note 9 to the Company’s Consolidated Financial Statements and page 82 in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Note 3. Revenue from Contracts with Customers, page F-27

2.	We note that 10% of your $125 million remaining performance obligations will be recognized in within the next 12 months and the remaining thereafter. Please tell us in what periods you expect to recognize the remaining 90% thereafter and how your current disclosures reflect the appropriate time bands for your arrangements. In that regard, please tell us how you considered disclosure around revenue expected to be recognized within 1 year, 2 years etc. Refer to 606-10-50-13(b).

Response:

The Company respectfully informs the Staff that when evaluating the guidance in ASC 606-10-50-13(b), the Company considered the materiality of its contracted revenue of $125 million compared to total revenues recognized of $6,648 million during the year ended December 31, 2024, which was approximately 2.0%. Further, the Company considered the extended length of time over which the contracted revenues are recognized, which is typically over a period of approximately 1 to 20 years, and the level of uncertainty around the timing of revenue recognition.

In response to the Staff’s comment, the Company will revise its disclosure in future filings as shown below to provide additional qualitative disclosure in order to provide insight into the time period over which the Company’s remaining performance obligations are expected to be recognized, which periods may vary over time:

“Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. Contracted revenue expected to be recognized in future periods was approximately $125 million at December 31, 2024. This was primarily related to design services fees from third-party owners and initial application fees from franchisees. Design services fees are recognized as revenues over multiple years, typically over a period of less than five years, using the percentage-of-completion method based on the achievement of design and/or renovation or construction milestones, timing of which is inherently uncertain. Initial application fees are recognized as revenues using the straight-line method over the initial term of the franchise agreement, which is generally 20 years. Of the $125 million of contracted revenue, we expect to recognize approximately 10% within the next 12 months, with the remainder to be recognized thereafter.”

Given the uncertainty described above, the Company believes its disclosed time bands of the next 12 months and thereafter represent how revenues associated with its remaining obligations will ultimately be recognized and thus provide meaningful information to the users of the Company’s disclosures. When factoring in materiality, the Company believes this revised presentation complies with the guidance in ASC 606-10-50-13(b).

Note 4. Debt and Equity Securities, page F-27

3.	We note that the Company recognized a pre-tax gain of $231 million related to the UVC Transaction. Please tell us how the Company applied the guidance in ASC 810-10-40-5 and provide us with your calculation for measuring the deconsolidation of your controlling financial interest that resulted in the gain and clarify whether the $914 million reduction in goodwill disclosed on page F-44 relates to your accounting for the UVC Transaction.

Response:

The Company respectfully advises the Staff that it deconsolidated the subsidiary at the date that the Company no longer held a controlling financial interest in the entity. The Company applied the guidance in ASC 810-10-40-5 and calculated the gain at the date of deconsolidation as follows:

Cash consideration received	$80
Fair value of the Company’s retained noncontrolling investment	20
Fair value of guarantee liabilities (1)	(86)
Amounts reclassified from accumulated other comprehensive loss	(1)
Carrying value of UVC’s net liabilities (2)	229
Transaction costs (3)	(11)
Gain recognized in gains (losses) on sales of real estate and other	$231

(1)	Relates to the Company’s guarantee of its hospitality venture partner’s investment as well as an indemnification provided to the unconsolidated hospitality venture for obligations the variable interest entity may incur as a result of pre-existing uncertain tax positions as of the date of deconsolidation. Please refer to the disclosures beginning on page F-28 in Note 4 to the Company’s Consolidated Financial Statements for more information.

(2)	Includes the disposal of $914 million of goodwill as disclosed on page F-44 in Note 9 to the Company’s Consolidated Financial Statements, $1,207 million of contract liabilities as disclosed on page F-27 in Note 3 to the Company’s Consolidated Financial Statements, and working capital accounts.

(3)	As disclosed on page F-12 in Note 1 to the Company’s Consolidated Financial Statements, the Company’s accounting policy is to recognize transaction costs incurred during the period of a completed disposition in gains (losses) on sales of real estate and other.

Note 7. Acquisitions and Dispositions, page F-35

4.	We note the $336 preliminary value attributed to goodwill associated with the Bahia Principe acquisition that closed on December 27, 2024. We also note from page F-28 that the goodwill associated with VIEs on the consolidated balance sheets as of December 31, 2024 was only $147 million. Please reconcile these amounts. Given the proximity of the Bahia Principe closing date to December 31, 2024, explain any factors that may have contributed to revisions of the preliminary goodwill estimate.

Response:

The Company respectfully informs the Staff that as of December 31, 2024, the Company had $336 million of goodwill recorded related to the Bahia Principe transaction. The Company’s purchase consideration included the following:

•	The acquisition of 50% of the outstanding shares of Management Hotelero Piñero, S.L., which is a variable interest entity (“VIE”) that the Company consolidates. The VIE manages Bahia Principe Hotels & Resorts-branded properties and owns the Bahia Principe trade name. As of December 31, 2024, the preliminary fair value of goodwill recorded on the consolidated VIE was $147 million, which included a $1 million foreign currency exchange loss; and

•	Expected synergies from the integration and future expansion of the Company’s destination management services and the Company’s management of and licensing of the Bahia Principe brand to the Unlimited Vacation Club business at Bahia Principe Hotels & Resorts-branded properties through separate contractual agreements. As of December 31, 2024, the preliminary fair value of goodwill recorded outside of the VIE was $188 million. The Company respectfully advises the Staff that this goodwill was not presented on page F-28 in Note 4 to the Company’s Consolidated Financial Statements as it was recorded outside of the VIE.

The Company confirms that no measurement period adjustments were recorded between December 27, 2024 and December 31, 2024. During the three months ended March 31, 2025, the Company completed the evaluation of the agreements related the integration of the Company’s destination management services and the Unlimited Vacation Club business that the Company manages and determined that the agreements met the criteria to be recorded as separately identifiable assets. Therefore, the Company recorded measurement period adjustments, including a $131 million net decrease to goodwill, which comprised of a $10 million increase to goodwill recorded on the consolidated VIE and $141 million decrease to goodwill recorded outside of the VIE, as further disclosed in Part I, Item 1, “Financial Statements—Note 6 to the Company’s Condensed Consolidated Financial Statements” of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025. As a part of these updated disclosures, the Company clarified that the table summarizing the preliminary fair values included both the fair values of the acquired VIE and other separately identifiable net assets acquired. Following the measurement period adjustments, as of March 31, 2025, the preliminary fair value of goodwill recorded on the consolidated VIE was $163 million, which included a $6 million foreign currency exchange gain, and the preliminary fair value of goodwill recorded outside of the VIE was $47 million.

Form 8-K filed August 7, 2025

Reconciliation of Non-GAAP Financial Measures, page A-9

5.	We note your adjustment of “Fund (surpluses) deficits” in order to arrive at “Adjusted net income attributable to Hyatt Hotels Corporation.” Please tell us what consideration you gave to presenting the components of the adjustment on a disaggregated basis. Your response should highlight all factors considered that would support and/or not support such a presentation.

Response:

The Company respectfully advises the Staff that fund surpluses and deficits consist of the following, all of which relate to contractual agreements with third-party hotel owners:

•	Revenues and expenses associated with system-wide services and the loyalty program operated on behalf of owners, which are recognized in revenues for reimbursed costs and reimbursed costs, respectively;

•	Depreciation expense of fixed assets for capital projects incurred on behalf of owners, which is recognized in depreciation and amortization expenses; and

•	Interest income from marketable securities held for the loyalty program operated on behalf of owners, which is recognized in other income (loss), net.

Within Adjusted net income attributable to Hyatt Hotels Corporation, the Company also separately discloses the utilization of Avendra and other proceeds as a special item, which are recognized in reimbursed costs and depreciation and amortization expenses. As the amounts that comprise the fund surpluses and deficits are not limited to amounts recognized in revenues for reimbursed costs and reimbursed costs, the Company believes that presenting fund surpluses and deficits in one line item provides better transparency as to the position of the funds for the periods presented. The Company presents fund surpluses and deficits together as a special item as contractually the Company does not provide services or operate the related programs to generate a profit or bear a loss over the long term. If the Company collects amounts in excess of amounts spent, it has a commitment to its hotel owners to spend these amounts on the related system-wide services and programs. Additionally, if the Company spends in excess of amounts collected, it has a contractual right to adjust future collections or expenditures to recover prior-period costs. These timing differences are due to the Company’s discretion to spend in excess of revenues earned or less than revenues earned in a single period to ensure that the system-wide services and programs are operated in the best long-term interests of its hotel owners. Over the long term, these programs and services are not designed to impact the Company’s economics, either positively or negatively, and instead are designed to result in a cumulative break-even balance. Therefore, the Company presents fund surpluses and deficits together as a special item in order to exclude the net impact when evaluating period-over-period changes in the Company’s operating results and in Adjusted net income attributable to Hyatt Hotels Corporation, as it believes this presentation is more useful and provides better transparency to the users of the Company’s disclosures.

The Company acknowledges that the footnote included with the fund (surpluses) deficits line item inadvertently excluded the reference to other income (loss), net when discussing 2025 activity. In response to the Staff’s comment, in future filings, the Company will revise its disclosure as shown below to include the amounts recognized in the respective financial statement line items as well as include reference to other income (loss), net:

“During Q2 2025 and Q2 2024, we recognized net surpluses and during YTD 2025 and YTD 2024, we recognized net deficits, which we intend to recover in future periods, on certain funds due to the timing of revenue and expense recognition. During Q2 2025 and YTD 2025, this fund activity was recognized in revenues for reimbursed costs ($945 million and $1,831 million), reimbursed costs ($944 million and $1,842 million), depreciation and amortization expenses ($4 million and $9 million), and other income (loss), net ($8 million and $13 million), and during Q2 2024 and YTD 2024, this fund activity was recognized in revenues for reimbursed costs ($842 million and $1,644 million), reimbursed costs ($849 million and $1,679 million), and other income (loss), net ($8 million and $16 million) on our condensed consolidated statements of income (loss).”

Kindly direct any questions you may have to the undersigned at (312) 750-1234. Thank you.

Very truly yours,

/s/ Joan Bottarini

Joan Bottarini
Executive Vice President, Chief Financial Officer
Hyatt Hotels Corporation

cc:	Mark S. Hoplamazian, Hyatt Hotels Corporation
Margaret C. Egan, Hyatt Hotels Corporation
Kinsey Wolf, Hyatt Hotels Corporation
Analisa Padilla, Hyatt Hotels Corporation
Cathy A. Birkeland, Latham & Watkins LLP
Alexa Berlin, Latham & Watkins LLP